SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

Bonds.com Group, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

098003106
(CUSIP Number)

Jamie Nash, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ?? 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ?.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See ? 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1.	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

		Trimarc Capital Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)[x]
	(b)[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
		WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[  ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
		Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
		0

8.	SHARED VOTING POWER
		44,689

9.	SOLE DISPOSITIVE POWER
		0

10.	SHARED DISPOSITIVE POWER
		44,689

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON
		44,689

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES*		[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		15.5%

14.	TYPE OF REPORTING PERSON*
		PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!


1.	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

		Oakum Bay Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)[x]
	(b)[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
		AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[  ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
		Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
		0

8.	SHARED VOTING POWER
		44,689

9.	SOLE DISPOSITIVE POWER
		0

10.	SHARED DISPOSITIVE POWER
		44,689

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON
		44,689

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES*		[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		15.5%

14.	TYPE OF REPORTING PERSON*
		OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!



1.	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

		Oakum Bay Holdings LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)[x]
	(b)[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
		AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[  ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
		Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
		0

8.	SHARED VOTING POWER
		44,689

9.	SOLE DISPOSITIVE POWER
		0

10.	SHARED DISPOSITIVE POWER
		44,689

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON
		44,689

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES*		[  ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		15.5%

14.	TYPE OF REPORTING PERSON*
		OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!


1.	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

		Oakum Bay Trimarc Partners, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)[x]
	(b)[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
		AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[  ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
		Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
		0

8.	SHARED VOTING POWER
		44,689

9.	SOLE DISPOSITIVE POWER
		0

10.	SHARED DISPOSITIVE POWER
		44,689

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON
		44,689

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES*		[  ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		15.5%

14.	TYPE OF REPORTING PERSON*
		OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!


1.	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

		Brooke S. Parish

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)[x]
	(b)[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
		AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[  ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
		United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
		0

8.	SHARED VOTING POWER
		44,689

9.	SOLE DISPOSITIVE POWER
		0

10.	SHARED DISPOSITIVE POWER
		44,689

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON
		44,689

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES*		[  ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		15.5%

14.	TYPE OF REPORTING PERSON*
		IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!


1.	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

		Kernan V. Oberting

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)[x]
	(b)[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
		AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[  ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
		United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
		0

8.	SHARED VOTING POWER
		44,689

9.	SOLE DISPOSITIVE POWER
		0

10.	SHARED DISPOSITIVE POWER
		44,689

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON
		44,689

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES*		[  ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		15.5%

14.	TYPE OF REPORTING PERSON*
		IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!


1.	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

		Michael H. Trica

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)[x]
	(b)[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
		AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[  ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
		United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
		0

8.	SHARED VOTING POWER
		44,689

9.	SOLE DISPOSITIVE POWER
		0

10.	SHARED DISPOSITIVE POWER
		44,689

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON
		44,689

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES*		[  ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		15.5%

14.	TYPE OF REPORTING PERSON*
		IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!


ITEM 1.	Security and Issuer.

	This statement relates to the shares of Common Stock, $.0001 par value ("Common Stock"), of Bonds.com Group, Inc. (the "Issuer"). The Issuer's principal executive office is located at 529 Fifth Avenue ? 8th Floor, New York, New York 10017.

ITEM 2. 	Identity and Background.

	(a)-(c) and (f)	The names of the persons filing this statement on
Schedule 13D (collectively, the "Reporting Persons") are:

*	Trimarc Capital Fund, L.P., a Delaware limited partnership
(the "Fund");

*	Oakum Bay Capital, LLC, a Delaware limited liability company
(the ?Investment Manager?);

*	Oakum Bay Holdings LLC, a Delaware limited liability company
(?OBH LLC?);

*	Oak Bay Trimarc Partners, LLC, a Delaware limited liability
company (the ?General Partner?);

*	Brooke S. Parish, a citizen of the United States (?Mr.
Parish?);

*	Kernan V. Oberting, a citizen of the United States (?Mr.
Oberting?); and

*	Michael H. Trica, a citizen of the United States (?Mr.
Trica?).

	The Investment Manager is the investment manager of the Fund. The General Partner is the general partner of the Fund. OBH LLC is the holding company of the Investment Manager. Entities owned or controlled by Messrs. Parish and Oberting are the principal shareholders of OBH LLC. The General Partner is owned by OBH LLC and entities owned or controlled by Mr. Trica. Each of the Reporting Persons may be deemed to have voting and dispositive power with respect to the shares of Common Stock beneficially owned by the Fund.

	The business address of each of the Reporting Persons is 400 Madison Avenue, Suite 9D, New York, New York 10017.

	The principal business of the Fund is that of a private investment fund engaged in the purchase and sale of securities for its own account.

	The principal business of the Investment Manager is serving as the investment manager and as the commodity pool operator and commodity trading adviser to the Fund and other funds it manages. The Investment Manager is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and is a commodity trading adviser and commodity pool operator registered under the Commodities Exchange Act, as amended. OBH LLC is the holding company of the Investment Manager.

	The General Partner serves as the general partner of the Fund.

	Mr. Parish is the Chief Executive Officer, President and a director of each of the Investment Manager and OBH LLC.

	Mr. Oberting is the Chairman of the Board of each of the Investment Manager and OBH LLC.

	Mr. Trica is the Portfolio Manager of the Investment Manager and a director of each of the Investment Manager and OBH LLC.

	The Directors and Executive Officers of the Investment Manager and OBH LLC are set forth on Exhibit A attached hereto which is incorporated herein by reference.

	(d)	During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other individuals identified on Exhibit A, has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other individuals identified on Exhibit A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

	The source and amount of funds used by the Fund in acquiring beneficial ownership of the shares of Common Stock reported herein is set forth below:

SOURCE OF FUNDS					AMOUNT OF FUNDS
Working Capital					$600,000.00


ITEM 4.	Purpose of Transaction.

	All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes.

	The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time, to discuss and/or meet with management and other shareholders or other third parties and/or to formulate purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.


ITEM 5.	Interest in Securities of the Issuer.

       (a)	The Reporting Persons beneficially own 44,689 shares of Common
Stock, consisting of 15.5% of all of the outstanding shares of Common Stock. The 44,689 shares of Common Stock consists of: (i) 600 shares of Series E-2 Convertible Preferred Stock, which together with their accrued stock dividend are convertible into 23,260 shares of Common Stock, and (ii) warrants issued by the Issuer, which are exercisable for an additional 21,429 shares of Common Stock. The Fund is the direct owner of the Series E-2 Preferred Stock and warrants reported herein.

	(b)	The Reporting Persons have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 44,689 shares of Common Stock individually beneficially owned by the Fund.

	(c)	On June 25, 2013, the Fund sold 14 Units to two buyers in two private transactions reducing its holdings to 6 Units as reported in Item 5(a) above. The Fund received an aggregate purchase price of $100,000 for each Unit sold. The 6 Units retained represent 600 shares Series E-2 Convertible Preferred Stock (together with the accrued preferred stock dividend is convertible into 23,260 shares of Common Stock) and Warrants
exercisable into 21,429 shares of Common Stock.    No other transactions were
effected by the Reporting Persons in securities of the Issuer during the past sixty (60) days.

	(d)	Not applicable.

	(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With
Respect to Securities of the Issuer.

	Not applicable


ITEM 7.	Material to be Filed as Exhibits.

	Exhibit A - Directors and Executive Officers of the Investment Manager and OBH LLC

	Exhibit B - Joint Filing Agreement


SIGNATURES

	After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  June 27, 2013


TRIMARC CAPITAL FUND, L.P.
By: Oakum Bay Capital, LLC, as Investment Manager

	By: ____________________________________
   	     Timothy J. Hughes, CFO


OAKUM BAY CAPITAL, LLC


By: ___________________________________
    Timothy J. Hughes, CFO


OAKUM BAY HOLDINGS LLC


By: ___________________________________
    Timothy J. Hughes, CFO


OAKUM BAY TRIMARC PARTNERS, LLC


By: ___________________________________




_______________________________________
Brooke S. Parish



_______________________________________
Kernan V. Oberting



_______________________________________
Michael H. Trica


EXHIBIT A

The following table sets forth the name, title, principal occupation, business address, place of employment and citizenship of each of the executive officers and directors of Oakum Bay Capital, LLC and Oakum Bay Holdings LLC.


Name
Title and
Principal
Occupation
Business Address and Place of
Employment
Citizenship
Brooke S. Parish
Chief Executive
Officer,
President and
Director
400 Madison Avenue, Suite 9D
New York, NY 10017
United States
Kernan V.
Oberting
Chairman of the
Board
400 Madison Avenue, Suite 9D
New York, NY 10017
United States
Michael H. Trica
Portfolio
Manager of
Investment
Manager;
Director of
Investment
Manager and
OBH LLC
400 Madison Avenue, Suite 9D
New York, NY 10017
United States
Timothy J.
Hughes, Esq.
Chief Operating
Officer and
Chief Financial
Officer of each
of the
Investment
Manager and
OBH LLC;
Chief
Compliance
Officer of
Investment
Manager
400 Madison Avenue, Suite 9D
New York, NY 10017
United States



EXHIBIT B

JOINT FILING AGREEMENT

       	The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Bonds.com Group, Inc. dated as of June 27, 2013 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  June 27, 2013



TRIMARC CAPITAL FUND, L.P.
By: Oakum Bay Capital, LLC, as Investment Manager

	By: ____________________________________
   	     Timothy J. Hughes, CFO


OAKUM BAY CAPITAL, LLC


By: ___________________________________
    Timothy J. Hughes, CFO


OAKUM BAY HOLDINGS LLC


By: ___________________________________
    Timothy J. Hughes, CFO


OAKUM BAY TRIMARC PARTNERS, LLC


By: ___________________________________




_______________________________________
Brooke S. Parish



_______________________________________
Kernan V. Oberting



_______________________________________
Michael H. Trica


/03
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TJH 6-27-13


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